03045690

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ontzinc Corporation

*CURRENT ADDRESS ~~Richmond Street West~~ 6 Adelaide St. East
Suite ~~900~~ 300
Toronto, Ontario ~~M5H 3W4~~ M5C 1H6

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FILE NO. 82- 34778 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mr

DAT : 3/11/04

82-34778

Consolidated Financial Statements of

ONTZINC CORPORATION

(FORMERLY PAN AMERICAN RESOURCES INC.)
(A DEVELOPMENT STAGE ENTERPRISE)

AR/S
12-31-02

Years ended December 31, 2002 and 2001

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of ONTZINC Corporation (formerly Pan American Resources Inc.) (a Development Stage Enterprise) as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 3, 2003

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and short-term deposits	$ 195,181	$ 18,830
Amounts receivable (note 5)	474,361	557,480
Other	80,575	8,047
	750,117	584,357
Mineral properties and deferred exploration expenditures (note 3)	3,333,508	1,462,571
Deferred financing costs	4,000	–
Long-term receivable (note 5)	236,640	–
Capital assets (note 4)	14,471	–
	$ 4,338,736	$ 2,046,928
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 614,559	$ 422,787
Loans payable	9,998	181,864
Due to companies related by common directors (note 7)	362,724	395,502
	987,281	1,000,153
Shareholders' equity:		
Share capital (note 6)	16,625,595	13,489,497
Stock options (note 6(b))	117,000	–
Additional paid-in capital	516,340	516,340
Deficit	(13,907,480)	(12,959,062)
	3,351,455	1,046,775
Going concern (note 1)		
Commitments and contingencies (notes 3 and 9)		
Subsequent events (note 10)		
	$ 4,338,736	$ 2,046,928

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Clifford Frame" Director

"Gregory Peebles" Director

ONTZINC CORPORATION

(FORMERLY PAN AMERICAN RESOURCES INC.)
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Operations and Deficit

Years ended December 31, 2002 and 2001

	2002	2001
Interest income	$ 2,194	$ 614
Expenses (income):		
Professional and consulting fees	332,272	81,330
Mine care and maintenance	147,531	–
Investor relations and listing fees	92,513	54,552
General and administrative	148,417	75,205
Foreign exchange loss (gain)	4,278	(42,980)
Depreciation	1,608	–
Gain on settlement of liabilities	(9,358)	(56,308)
Chilean exploration activities	233,351	2,713,672
Loss on disposal of capital assets	–	31,638
Write-down of deferred charges	–	21,805
	950,612	2,878,914
Loss for the year	(948,418)	(2,878,300)
Deficit, beginning of year	(12,959,062)	(10,080,762)
Deficit, end of year	$ (13,907,480)	$ (12,959,062)
Loss per share (note 6(c))	$ (0.01)	$ (0.08)

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION

(FORMERLY PAN AMERICAN RESOURCES INC.)
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash provided by (used in):		
Operating activities:		
Loss for the year	$ (948,418)	$ (2,878,300)
Items not involving cash:		
Depreciation	1,608	–
Loss on disposal of capital assets	–	31,638
Write-down of mineral properties	–	2,472,141
Gain on settlement of liabilities	(9,358)	(56,308)
Unrealized gain on foreign exchange	–	(32,480)
Write-down of deferred charges	–	21,805
Change in non-cash operating working capital	(4,356)	(27,312)
	(960,524)	(468,816)
Financing activities:		
Due to (from) companies related by common directors	(32,778)	112,437
Increase (decrease) in loans payable	(162,508)	161,864
Financing costs	(8,000)	–
	(203,286)	274,301
Investing activities:		
Proceeds received in respect of mineral properties	1,200,360	225,000
Additions to capital assets	(16,079)	–
Cash acquired with property acquisitions	409,462	–
Mineral properties	(253,582)	(43,691)
	1,340,161	181,309
Increase (decrease) in cash and short-term deposits	176,351	(13,206)
Cash and short-term deposits, beginning of year	18,830	32,036
Cash and short-term deposits, end of year	$ 195,181	$ 18,830
Supplemental cash flow information:		
Interest paid	$ –	$ 10,921

See accompanying notes to consolidated financial statements.

ONTZINC Corporation (formerly Pan American Resources Inc.) is incorporated under the Business Corporations Act, Ontario. The Company is engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the development stage.

1. Going concern:

As at December 31, 2002, the Company has no source of operating cash flows. The Company's ability to meet its obligations and continue as a going concern is dependent on its ability to identify and complete future financing.

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern and do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption was not appropriate.

2. Significant accounting policies:

The significant accounting policies are summarized as follows:

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

(b) Translation of foreign currencies:

Monetary assets and liabilities of the Company's Chilean operations are translated into Canadian dollars at the rates of exchange in effect at the consolidated balance sheets dates, and non-monetary assets and liabilities are translated at the historical rates of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Gains and losses on foreign currency translation are included in earnings.

2. Significant accounting policies (continued):

(c) Cash and cash equivalents:

Cash and short-term investments with a remaining maturity of three months or less at the date of acquisition are classified as cash and cash equivalents.

(d) Mineral properties and deferred exploration expenditures:

The Company considers its exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on proven and probable reserves or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made.

The recovery of costs of mineral properties and deferred exploration expenditures is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration, development and future profitable production or proceeds from disposition of such properties.

(e) Stock-based compensation plans:

Effective January 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants in Handbook Section 3870, Stock-Based Compensation and Other Stock-based Payments. Section 3870 is applied prospectively to all stock-based compensation granted to non-employees on or after January 1, 2002.

The Company has a stock-based compensation plan, which is described in note 6(b). No compensation expense is recognized for these plans when stock or stock options are issued to employees or directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Compensation expense is recognized using the fair value-based method when stock options are issued to non-employees.

2. Significant accounting policies (continued):

(f) Income taxes:

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(g) Capital assets:

Capital assets are stated at cost. Depreciation of furniture and fixtures is provided on a declining-balance basis at 20% per annum.

(h) Loss per share:

Basic loss per share is computed by dividing loss for the year by the weighted average number of common shares outstanding for the year. Shares held in escrow are included in the weighted average number of common shares when they are released from escrow. Diluted loss per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

(i) Use of estimates:

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenue and expenses for each year presented. Changes in the estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

2. Significant accounting policies (continued):

(j) Financial instruments:

Financial instruments are initially recorded at cost. The fair values of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities, loans payable and due to companies related by common directors approximate their recorded amounts because of their short-term nature.

The Company believes the fair value of the long-term receivable approximates its carrying value.

3. Mineral properties and deferred exploration expenditures:

	2002	2001
Gay's River (a)	$ 3,011,736	$ –
Mississippi Basin Project (b)	321,772	108,691
San Antonio (c)	–	1,353,880
	$ 3,333,508	$ 1,462,571

(a) Gay's River:

Balance, January 1, 2002	$ –
Acquisition costs	2,971,235
Deferred exploration costs	40,501
Balance, December 31, 2002	$ 3,011,736

On March 10, 2002, the Company completed the acquisition of a 50% controlling interest in the Gay's River zinc property in Nova Scotia. The acquisition of the property, together with the assumption of cash of $409,462 and liabilities of $123,599 was completed through the issuance of 38,334,984 common shares (at $0.06 per common share, being the share price on the date the acquisition was announced) valued at $2,300,098 and 2,125,000 options valued at $72,000.

3. Mineral properties and deferred exploration expenditures (continued):

On December 4, 2002, the Company completed the acquisition of the remaining 50% of the Gay's River property from Regal Consolidated Ventures Limited ("Regal") through the issuance of 12,000,000 common shares (at $0.07 per common share, being the share price on the date the acquisition was announced) valued at $840,000 and 1,150,000 options valued at $45,000.

An additional 6,000,000 common shares are to be issued to Regal as follows:

(i) 2,000,000 when the business plan for re-opening the mine has been completed.

(ii) 4,000,000 when a production decision has been made.

No value has currently been ascribed to these shares that may be issued.

The Company must also pay Pasminco Resources Canada Company, a previous owner of the property, $2,000,000 on the earlier of:

(i) commercial production;

(ii) February 11, 2004 (provided the 30 day average price of zinc has been $0.50 per pound or greater); or

(iii) once the 30 day average price of zinc has equalled or exceeded $0.50 per pound, provided this has not happened prior to February 11, 2004.

(b) Mississippi Basin Project:

Balance, January 1, 2001	$	50,000
Deferred exploration costs		83,691
Recoveries		(25,000)
Balance, December 31, 2001		108,691
Deferred exploration costs		213,081
Balance, December 31, 2002	$	321,772

3. Mineral properties and deferred exploration expenditures (continued):

In August 2000, the Company entered into an agreement to acquire certain confidential information related to the exploration program for Mississippi Valley Type Lead-Zinc Mineralization (the "Property") in Southwestern Ontario. Pursuant to the agreement, during 2000, the Company paid $50,000 for the confidential information. The owner of the information will retain a 1% net smelter royalty on all lands acquired directly or indirectly by the Company as a result of the confidential information.

The Company has a 100% interest in the mineral property leases. All mineral leases will be subject to a net smelter royalty of between 1% and 2.5%.

As at December 31, 2002, the Company has leased a total of approximately 12,000 acres of land as part of its Southwestern Ontario project. The lease terms are generally for ten years and the lease rental is $2.00 per acre.

(c) San Antonio:

On May 25, 1995, the Company entered into an agreement (the "Option Agreement") to explore and develop a group of properties located in Chile (the "Properties"). Pursuant to the Option Agreement, the Company earned a 100% interest in the Properties.

In 2002, the Company sold its interest in the San Antonio project to a private Chilean mining group for U.S. $850,000 (note 5). A write-down to estimated net realizable value was recorded in 2001.

(d) Balmat mine:

On November 19, 2002, the Company entered into a letter of intent to purchase the Balmat mine from Zinc Corporation of America for U.S. $20,000,000. The purchase price is payable out of 30% of net cash flow from operations after allowing for return of start-up capital and reasonable annual capital and exploration expenditures. If the price of zinc averages U.S. $0.70 per pound over the repayment period, the purchase price shall increase by U.S. $5,000,000.

4. Capital assets:

	Cost	Accumulated depreciation	2002 Net book value	2001 Net book value
Furniture and fixtures	$ 16,079	$ 1,608	$ 14,471	$ –

5. Amounts receivable:

As discussed in note 3(c), the Company sold its interest in the San Antonio property for U.S. $850,000. At December 31, 2002, U.S. $450,000 is still outstanding and receivable as follows:

	U.S. $
May 2003	150,000
November 2003	150,000
May 2004	150,000

These amounts have been recorded as $711,001 in the Company's balance sheet.

6. Share capital:

(a) Common shares:

Authorized:
Unlimited common shares

Issued:

	Common shares	Amount
Balance, January 1, 2001	37,834,984	$ 13,439,497
Debt converted into common shares	500,000	50,000
Balance, December 31, 2001	38,334,984	13,489,497
Issued for property acquisitions (note 3)	50,334,984	3,140,098
Share issue costs	–	(4,000)
Balance, December 31, 2002	88,669,968	$ 16,625,595

6. Share capital (continued):

(b) Stock option plan:

Under the Company's stock option plan approved on July 20, 2001 and amended on June 10, 2002, the Company may grant options up to 7,600,000 shares of common stock to employees, officers, directors and consultants of the Company and its affiliates and other designated persons for a maximum term of five years. The options vest immediately and the option price may not be less than the market price of the shares at the time the option is granted. The maximum number of shares that may be issued to any optionee is 5% of the shares outstanding at the time of the grant.

At December 31, 2002, 4,275,000 common shares (2001 - 2,125,000) were reserved for the exercise of stock options granted to officers, directors and employees in connection with the Company's stock option plan as follows:

	Options		Average exercise price	
	2002	2001	2002	2001
Outstanding, beginning of year	2,125,000	2,210,000	$ 0.18	$ 0.90
Cancelled	(400,000)	(175,000)	0.15	1.19
Expired	(725,000)	(1,310,000)	0.25	1.22
Granted	3,275,000	1,400,000	0.21	0.15
Outstanding, end of year	4,275,000	2,125,000	0.19	0.18

Number of shares currently exercisable	Exercise price	Expiry date
1,875,000	$ 0.25	August 26, 2006
2,400,000	0.15	June 13, 2006
4,275,000	0.19	

6. Share capital (continued):

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%, dividend yield of 0%, volatility factor of the expected market price of the Company's common stock of 100%; and a weighted average expected life of these options of 4.31 years.

In 2002, all options granted were in connection with the acquisition of the Gay's River property and have been capitalized as such.

(c) Loss per share:

	2002	2001
Numerator:		
Loss for the year	$ (948,418)	$ (2,878,300)
Denominator:		
Average number of common shares outstanding	70,900,534	37,873,888
Escrowed shares	(2,425,000)	(2,425,000)
Weighted average number of common shares	68,475,534	35,448,888
Basic and diluted loss per share	$ (0.01)	$ (0.08)

Under the terms of an agreement dated May 1996, 2,425,000 common shares are still held in escrow.

7. Related party transactions:

During the year, general and administrative costs, totalling $24,547 (2001 - $42,000) were charged by a corporation controlled by an officer of the Company. These transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company entered into agreements with the related parties to convert the $362,724 of outstanding debts to 3,022,691 common shares. The shares were issued after year end (note 10).

8. Income taxes:

The recovery of income taxes varies from the amounts that would be computed by applying the Canadian federal and provincial statutory rates of approximately 40.0% (2001 - 40%) to income before taxes as follows:

	2002	2001
Expected income tax recovery using statutory income tax rates	$ 282,000	$ 1,151,000
Tax benefit of losses not currently recognized	(282,000)	(1,151,000)
	$ –	$ –

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2002 and 2001 are as follows:

	2002	2001
Canada:		
Non-capital losses	$ 3,992,000	$ 1,290,000
Capital losses	60,000	60,000
Mineral properties	2,186,000	900,000
Other	104,000	130,000
Capital assets	33,000	–
	6,375,000	2,380,000
Valuation allowance	(6,375,000)	(2,380,000)
	$ –	$ –

8. Income taxes (continued):

The Company and its subsidiaries have incurred non-capital losses for Canadian income tax purposes aggregating to approximately $10 million which expire in 2003 to 2009. The benefit of these losses has not been recognized for accounting purposes.

Certain of the Company's non-capital losses and tax pools are restricted in their use.

9. Commitments:

(a) Pursuant to an agreement dated December 16, 2002, the Company engaged a U.S.-based company to source funds for the acquisition and development of the Balmat mines and the Company is committed to make payments totalling U.S. $30,000 after year end. The Company is also committed to pay additional sums to the U.S.-based company if it is successful in raising the financing.

(b) The Company is committed to make the following payments for the rental of its office premises for the next five years:

2003	$ 68,653
2004	70,193
2005	70,963
2006	70,963
2007	23,653

10. Subsequent events:

(a) Subsequent to the year end, the Company completed a Private Placement to sell 7,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of up to $700,000. Each unit comprises one common share and one warrant. Each warrant can be exercised to purchase one common share for a price of $0.13 for a period of 24 months.

10. Subsequent events (continued):

(b) On February 3, 2003, two directors of the Company each advanced the Company $55,000 to bridge the Company until the Private Placement ((a) above) was completed. These amounts are to be repaid before December 31, 2003.

(c) The Company has completed the settlement of $397,723 of debt owed to creditors of the Company through the issuance of 3,022,691 common shares and 350,000 units of the Company, each unit being one common share and one common share purchase warrant exercisable at $0.13 per share for two years from date of closing.

BCSC

BRITISH COLUMBIA SECURITIES COMMISSION

PAN AMERICAN RESOURCES INC.
Form 51-901F
December 31, 2001

Issuer Details

NAME OF ISSUER		FOR THE YEAR ENDED	DATE OF REPORT MM/DD/YY
PAN AMERICAN RESOURCES INC.		December 31, 2001	May 6, 2002
ISSUER ADDRESS			
1 RICHMOND STREET WEST SUITE 901			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5H 3W4	(416) 867-9320	(416) 867-9087
CONTACT NAME		CONTACT POSITION	CONTACT TELEPHONE NO.
THOMAS	GRIFFIS	CHAIRMAN	(416) 867-9087
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
N.A.	N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
A.T. GRIFFIS	A.T. GRIFFIS	May 6, 2002
CLIFFORD FRAME	CLIFFORD FRAME	May 6, 2002
KIETH SPURR	KIETH SPURR	May 6, 2002
GREGORY PEEBLES	GREGORY PEEBLES	May 6, 2002

For the current year-to-date period

1. Analysis of expenses and interest in mineral properties

   Expenses:

   Refer to the audited Consolidated Statements of Operations for the year ended December 31, 2001

   Mineral Properties and Mining Expenditures

   Refer to Note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2001

2. Analysis of related party transactions

   Refer to Note 7 of the audited Consolidated Financial Statements for the year ended December 31, 2001

3. Summary of securities issued and options granted during the period

   (a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number #	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $
27/03/2001	Common shares	Debt to equity conversion	500,000	0.10	50,000	50,000	debt for shares	none

   (b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date
14/06/2001	750,000	Thomas Griffis	0.15	03-Jun-06
14/06/2001	350,000	Dino Titaro	0.15	03-Jun-06
14/06/2001	50,000	Norman Moffat	0.15	03-Jun-06
14/06/2001	100,000	Elia Crespo	0.15	03-Jun-06
14/06/2001	150,000	John Pora	0.15	03-Jun-06
	1,400,000			

BCSC

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

38,334,984 common shares outstanding with a value of $13,489,497

(c) Summary of options and warrants at period end

Options

Refer to Note 6 of the audited Consolidated Financial Statements for the year ended December 31, 2001

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

2,425,000 Shares

5. List of names of the directors and officers

A T. Griffis
Clifford H. Frame
Gregory J. Peebles
Keith H. Spurr
Elia Crespo

PAN AMERICAN RESOURCES INC.

A DEVELOPMENT STAGE ENTERPRISE

SCHEDULE "C"

DECEMBER 31, 2001

DESCRIPTION OF BUSINESS

Pan American Resources Inc. (the "Company") is a natural resources company in the exploration, acquisition and development of mineral properties. The present Company was formed by the amalgamation of 1128050 Ontario Limited and Pan American Resources Inc. on September 12, 1995.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

As a result of the Company acquiring all the assets of OntZinc Corp. the focus of operations has shifted from Chile to Canada. OntZinc Corp., which is wholly owned subsidiary of the company, has a 50% interest in the Gays River mine in Nova Scotia. The company intends to complete a new business plan for the mine with a view to re-open it when commodity prices are sufficiently attractive to warrant operations. As a result of acquiring OntZinc, the company has a 100% interest in the OntZinc project. This project, which is in the very early stages of exploration, is expected to see field operations commence within the next few months. In order to fund its Canadian activities the company has sold its remaining Chilean assets for a total consideration of US $1.35 million. A total of $500,000 has been paid to date and a further $850,000 US is expected over the next few months.

RELATED PARTY TRANSACTION

During the year, general and administrative costs totaling $42,000 were paid to a corporation controlled by an officer of the Company.

LIQUIDITY AND SOLVENCY

The remarks should be read in conjunction with the audited December 31, 2001 annual report.

The Company has not earned revenue and is considered to be in development stage. The Company's activities are funded from related parties through loans and outstanding payables.

PAN AMERICAN RESOURCES INC.

A DEVELOPMENT STATE ENTERPRISE

SCHEDULE "C"

DECEMBER 31, 2001

LIQUIDITY AND SOLVENCY (Continued)

The Company has no employees, shares office space with a corporation controlled by an officer and director of the Company, and keeps general administrative costs to a minimum.

All the properties have been written down to its estimated net realizable value on a balance sheet.

As of December 31, 2001, the Company had cash of $18,830.

During the year ended December 31, 2001, the net loss amounted to $2,878,300 which includes write-downs of mineral properties. This compares to a loss of $3,397,642 for the same period last year.

The Company recognized interest for the year of $614.

Basic and fully diluted loss per share was $0.08 for the year ended December 31, 2001.

As of December 31, 2001, the Company had a working capital deficiency and no source of operating cash flows. The Company's ability to meet its obligation relies on being able to collect its receivables from the sale of its assets.

MANAGEMENT SYNOPSIS

This past year has been an extremely active and productive period for our Company. We were able to sell our two major properties in Chile for a total consideration of US$ 1.35 million thus providing the Company with sufficient capital to pursue our objectives in Canada.

In addition to refocusing our attention from Chile to Canada, we were able to advance our Ontario project $250,000 for the exploration program and acquire a 50% interest in the Gays River mine located in Nova Scotia. This latter acquisition resulted from the company acquiring all the assets of OntZinc Corporation in March 2002.